April 12, 2007

Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

Mail Stop 0408

450 Fifth Street NW

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 0-25717

Dear Ms. Davis:

Thank you for the comments included in your letter dated March 29, 2007. On behalf of Petrohawk Energy Corporation, I have reproduced your comments below, and have included specific responses following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.	We note your statement here and on page five that you “replaced approximately 402% of [y]our production organically.” Due to the variable components of this reserve replacement measure, please expand your discussion to address each of the following, without limitation.

•

Describe how the measure is calculated. We would expect the information used to calculate this measure to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of FAS 69.

•	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this measure using:

•	non-proved reserve quantities, or,

Jill S. Davis

Securities and Exchange Commission

April 12, 2007

•	proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

•	Identify the reasons why proved reserves were added.

•

The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

•

Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

•

Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

•	Disclose how management uses this measure.

•	Disclose the limitations of this measure.

Response

In our future annual filings we will expand our discussion to address the items noted below.

The reserve replacement figure of 402% represents a measure of Petrohawk’s organic reserve growth, i.e. reserve growth that excludes reserve increases due to property acquisitions or corporate mergers. It is calculated by dividing the sum of total additions to estimated proved reserves excluding purchases of properties and the effects of price revisions (295 Bcfe extensions and discoveries plus 1 Bcfe in technical revisions) by estimated 2006 production from continuing operations (79.9 Bcfe total production less 6.3 Bcfe production from sold properties) . These figures are consistent with the numbers reported in the 2006 reserve reconciliation, with the exception of the volumes of 2006 production associated with the sold properties.

The proved reserve additions of 295 BCFE are comprised of proved developed reserves of 74 BCFE directly associated with wells drilled in locations that were considered unproved at the beginning of 2006, and proved undeveloped reserves of 221 BCFE associated with locations directly offsetting wells with proved reserves in the same reservoir or secondary recovery reserves for reservoirs where waterflood projects are being initiated. All reserve estimates were made by our independent engineers,

Jill S. Davis

Securities and Exchange Commission

April 12, 2007

Netherland, Sewell, & Associates, Inc. (NSAI), and are in accordance with the SEC rules and regulations. The vast majority (over 88%) of the reserve additions are on leases in which we are the operator.

We expect that the nature of the reserve additions we are reporting for 2006 to continue in the future. However, the amount of reserve additions is a function of several factors, including the level and timing of capital expenditures, the level of success from our exploration and development programs, as well as future commodity prices and other economic factors outside of management’s control.

There are a number of uncertainties inherent in estimating quantities of proved reserves, as described in the “Oil and Natural Gas Reserves” section of Item I in the 10K. We anticipate that most of the proved undeveloped reserves currently reported will be developed and placed on production within the next five years. We anticipate that the wells associated with these reserves will be produced over a period that is generally comparable to the reserve life for the properties that we own in the same geographic regions. However, the timing of development may occur earlier or later than currently projected due to several factors, including the availability of capital, changes in oil and gas prices, availability and costs of drilling equipment and other services, regulatory approvals, access to existing pipelines or, in some cases, construction of new pipelines and decisions made by other operators for development in non-operated properties.

Management uses the reserve replacement measurement as one of several indicators of reserve growth. By excluding the acquisition component, the organic reserve replacement metric allows management to evaluate the effectiveness of its internal operations and compare against peer groups reporting similar measures. Excluding the price effect allows management to isolate the reserve growth from external factors outside of management’s control.

There are several limitations of this measure. The organic reserve replacement metric does not provide a complete assessment of a company’s success, particularly for companies where acquisitions are a significant part of its business model. In addition, the cost at which the reserves are being replaced must also be considered when evaluating a company’s performance.

Consolidated Statements of Operations, page 49

2.	We note that you present stock-based compensation as a separate component of General and administrative expense. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to Topic 14:F of SAB 107 for further guidance.

Jill S. Davis

Securities and Exchange Commission

April 12, 2007

Response

In future filings we will present a single general and administrative expense line item on the “Statement of Operations,” inclusive of the expense related to share-based payment arrangements and cash compensation paid to the same employees.

1. Summary of Significant Events and Accounting Polices, page 53

3.	We note your disclosure that the “net capitalized costs of proved oil and natural gas properties are subject to a full cost ceiling limitation in which the costs are not allowed to exceed their related estimated future net revenues discounted at 10%, net of tax considerations.” Please expand your disclosure to explain how and when you test your unevaluated property for impairment and the results of your impairment test for the periods presented. Refer to Rule 4-10(c)(3)(ii) of Regulation S-X.

Response

In our first quarter 2007 Form 10-Q and all future annual filings we will expand our footnote to include the following disclosure:

The Company assesses all items classified as unevaluated property on a quarterly basis for possible impairment or reduction in value. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to amortization.

2. Acquisitions and Divestitures, page 60

4.	We note that you provided narrative description of the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Please tell us how this complies with paragraph 51(e) of FAS 141 and Appendix C, Illustration 1 which requires a condensed balance sheet. In addition, please disclose the amount of goodwill that is expected to be deductible for tax purposes in accordance with paragraph 52(c)(l) of FAS 141 or otherwise advise where like disclosure is provided.

Response

The Company believes it has effectively complied with paragraph 51e of SFAS 141 in the narrative explanation provided in the Form 10-K. All significant balance sheet line items were disclosed. However, for all future transactions the Company will include a tabular presentation.

Jill S. Davis

Securities and Exchange Commission

April 12, 2007

In our first quarter 2007 Form 10-Q and all future annual filings we will disclose the deductibility of goodwill for tax purposes in accordance with paragraph 52(c)(l) of FAS 141.

Supplemental Oil and Gas Information, page 80

5.	Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. property acquisition, exploration and/or development costs), as we believe there is no provision for these separate line items in paragraph 21 and Illustration 2 of FAS 69.

Response

In future filings we will eliminate the extraneous lines and include the balances within the required line items.

Controls and Procedures, page 84

6.	Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers. Please modify your disclosed definition of “disclosure controls and procedures” or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement.

Response

We believe that the manner in which we made reference to Rules13a-15 and 15d-15 and to the term “disclosure controls and procedures” corresponds with the Commission’s rules and adequately conveys to the reader that our evaluation included all of the necessary components of such terms under those rules. However, we do understand and appreciate the staff’s particular attention to the language used in this context. Accordingly, we propose that in future filings that include disclosure under Item 307 of Regulation S-K we will include the additional sentence highlighted below. For ease of reference, the entire first paragraph of our response would read as follows:

Item 4. Controls and Procedures

“In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.

Jill S. Davis

Securities and Exchange Commission

April 12, 2007

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

Engineering Comments

Business, page 5

Overview, page 5

7.	Please reconcile for us the fact that you report you acquired 537 Bcfe of proved reserves in the KCS Energy acquisition but in KCS Energy’s 2005 10-K they reported 443 Bcfe of proved reserves.

Response

On page five of the Form 10-K we report that “In 2006, we acquired approximately 537 billion cubic feet of natural gas equivalent (Bcfe) proved reserves.” The disclosure is not limited to our acquisition of KCS Energy in July 2006, which was the larger of two acquisitions completed during the year.

In 2006 we acquired a total of 537 Bcfe, comprised substantially of 428 Bcfe of proved reserves from the merger with KCS Energy in July 2006 and 105 Bcfe from the North Louisiana acquisitions in January 2006.

Oil and Natural Gas Reserves, page 7

Core-Operating Areas, page 8

8.	We note that you disclose a number of significant fields but you do not disclose production or reserve information from these fields. Please revise your filing to disclose this information for each field disclosed. We refer you to Item 102 of Regulation S-K.

Response

We believe that the disclosure that we have provided in the Form 10-K on a regional level complies with Item 102 of Regulation S-K. We have transmitted via courier under separate cover a copy of additional supplemental reserve and production information on the significant fields.

Jill S. Davis

Securities and Exchange Commission

April 12, 2007

9.	Please inform us if you have booked any proved reserves beyond one offset well location from a well with proved reserves in the same reservoir. If so, please tell us the circumstances of those cases.

Response

We affirm that all proved undeveloped reserves are attributable to locations that are directly offsetting wells with proved reserves in the same reservoir.

10.	Please tell us if you have booked proved reserves for any infill well that you do not currently have the approved spacing order from the state regulatory agency. If so, please tell us the circumstances of those cases.

Response

For all infill wells with booked proved reserves, we either (i) have all spacing orders necessary to drill the wells or, (ii) with respect to properties for which spacing orders have not yet been applied for, they will be issued as part of our routine well permitting process and are in areas where there is a proven and consistent track record of issuance.

11.	Please send us a copy of your 2006 reserve report.

Response

We have transmitted via courier under separate cover a copy of the Netherland, Sewell & Associates, Inc., report on our reserves as of December 31, 2006.

Comparison of Results of Operations, page 38

12.	Reconcile for us the 2006 production volumes you report here with those you report in the reserve reconciliation table on page 81.

Response

The overall total combined production volumes on pages 38 and 81 agree, showing a total of 79,863 MMcfe of Natural Gas Equivalent. Please refer to the table below which details the 2006 production volumes in both places.

Jill S. Davis

Securities and Exchange Commission

April 12, 2007

	Production
	Page 38	Page 81
Natural Gas (MMcf)	60,642	60,642
Natural Gas Liquids (MMcf) (1)	3,001	—

Subtotal	63,643	60,642

Crude Oil (MBbls)	2,703	2,703
Natural Gas Liquids (MBbls) (1)	—	500

Subtotal	2,703	3,203

Total	79,863	79,863

(1)	Based on a 6:1 ratio.

For financial statement purposes, for all periods presented, we have consistently reported NGL’s as a part of natural gas. For 2005 and 2004 NGL’s were included in natural gas for reserve reporting purposes. In 2006, NGL’s are included in crude oil in the reserve report. In future annual filings we will be consistent with the presentation of NGL’s.

Exhibit – Netherland Sewell & Associates Cover Letter of February 15, 2007

13.	It appears that in the Netherland Sewell & Associates’ cover letter to the reserve report filed as an exhibit they state that approximately 21% of your liquid reserves are NGLs. These types of reserves typically carry a lower price than crude oil. Please revise your filing to disclose these volumes of production and reserves for the appropriate years and revise any production volumes that actually represent NGLs and not crude oil. Disclose the average price you received for this product during each period and adjust any current or future revenues as necessary.

Response:

Although the NGL reserve volumes are approximately 21% of total liquid reserves, since they represent less than 4% of total proved reserves on an equivalent basis, these volumes are combined with the oil and gas condensate reserve volumes. In future filings, we will use the label “Oil/Condensate/NGL” when reporting volumes that include these combined products. As stated on page 7 of our Form 10-K, the prices of all liquid products reflect adjustments due to quality, transportation fees, and regional price differentials. All future revenue reported in the reserve report reflect adjusted prices for each respective product.

Jill S. Davis

Securities and Exchange Commission

April 12, 2007

***************

Please do not hesitate to call with any questions or additional comments regarding the Form 10-K and this letter. I can be reached at (832) 204-2727.

Very truly yours,

/s/ Shane M. Bayless
Shane M. Bayless
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Jennifer Goeken
James Murphy
Division of Corporation Finance